April 11, 2024

Ms. Barbara Wenig, President
Principal Private Credit Fund I
711 High Street
Des Moines, IA 50392

Dear Ms. Wenig

Principal Life Insurance Company (“PLIC”) intends to purchase the following shares of Principal Private Credit Fund I (the “Fund”):

Fund Name	Purchase Amount	Shares Purchased

Principal Private Credit Fund I - Class A	$10,000	1,000
Principal Private Credit Fund I - Institutional Class	$10,000	1,000
Principal Private Credit Fund I - Class Y	$41,118,920	4,111,892

Each Fund share has a par value of $0.00 and a price of $10.00 per share. In connection with PLIC’s purchase of these Fund shares, PLIC represents and warrants that it will purchase such Shares as an investment and not with a view to resell, distribute, or redeem.

PRINCIPAL LIFE INSURANCE COMPANY

/s/ Karl Goodman
Karl Goodman
Assistant General Counsel

/s/ Alan Kress
Alan Kress
Assistant General Counsel